November 29, 2005

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Astris Energi Inc. (“Astris”) for the three quarters ended September 30, 2005 and 2004. The financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars unless otherwise stated. This discussion should be read in conjunction with the audited consolidated financial statements and notes for December 31, 2004 and Management’s Discussion and Analysis for the year ended December 31, 2004.

Additional information relating to Astris, including the company’s Annual Information Form, is on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Forward-looking information

The following discussion contains forward-looking information that is based on current expectations and entails various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different from those expressed or implied. The forward-looking information contained in this document is current only as of the date of the document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

Overview and Business of Astris

Founded in 1983, Astris Energi Inc. has become a leading alkaline fuel cell (AFC) technology company. More than $18 million has been spent to develop the Company’s AFC technology, resulting in a fuel cell that has unique attributes compared with other fuel cell technologies. The Company’s AFC differentiates itself from other fuel cells by demonstrating quicker startup and shutdown, higher efficiency, and tolerance to freezing and high humidity environments. Further building on these valuable characteristics, the Company’s AFC has very promising economic benefits including lower material costs and lower operating costs when compared with other low temperature fuel cell technologies. The Company has continued to develop three product lines including power modules, power generators, and test equipment. Using the new POWERSTACK™ MC250 the Model E7 was demonstrated in the Company’s new and improved second generation golf car to further expand the existing line of AFC power generators. The TL5 40A Test Load, test load interface (TLIF) and TESTMASTER™, an integrated control and data acquisition software suite, were all added to the test equipment line and should provide some near-term revenue.

Based in Mississauga, Canada, the Company now owns 100% of a former affiliate in Vlasim, Czech Republic called Astris s.r.o. through its 100% ownership of holding company 2062540 Ontario Inc.. Astris s.r.o. manufactures the anodes and cathodes for the Company’s fuel cells at this ‘low-cost’ Czech Republic subsidiary, and Astris Energi Inc. assembles the fuel cell stacks and generators at its plant in Mississauga. It has acquired a manufacturing facility and set up a production line at Astris s.r.o., to commence pilot production of the POWERSTACK™ MC250 in 2005.

Astris is the only publicly traded company focused on AFC technology in North America. The Company went public through a reverse takeover in 1995 to broaden its access to capital. It trades on the U.S. OTC Bulletin Board under the symbol ASRNF.

Business Environment

Independent researchers forecast that fuel cells will prove to be a transformational technology, once remaining cost, technical, and public acceptance hurdles are overcome.

The fuel cell industry is evolving gradually, with the pace of demand determined by a number of factors including:

·	Capital available to fund further development of technology;

·	The level of government commitment to develop a clean energy economy, which currently is greater in Europe, Japan, and Canada than in the U.S.; and
·	The price, availability and long-term security of conventional power sources, which affect the demand for fuel cells as an alternative energy source

There are three key markets - stationary uses (notably uninterruptible power supplies, off-grid power and back-up power for mission critical applications including hospitals, fire stations, airports, and off-grid communities); portable uses for personal and commercial customers (including small generators for cottages and worksites); and transportation uses (including cars, boats, golf cars, wheel chairs, and fork lifts). The points when growth accelerates are expected to be around 2007 for stationary and portable power, the two largest markets; and 2009 for mass transportation. (Source: PwC in a research study sponsored by Fuel Cells Canada entitled Fuel Cells: The Opportunity for Canada.)

There are a number of factors contributing to growing demand for fuel cells, including:

·	Increasing demand for reliable power;
o	accentuated by power blackouts of recent years
·	Deregulation of power markets and introduction of competition;
·	Environmental/political concerns;
·	Developing regions without power grids;
·	Geographic considerations/remote power;
·	Distributed power generation;
·	High oil prices; and
·	Homeland Security.

Developments During the Nine Months Ended September 30, 2005

The Company continued production of its anodes and cathodes from its pilot production line at Astris s.r.o. The semi-automatic line provides a ten-fold increase in production capacity and a more efficient and accurate production of components than was previously possible through hand assembly, with a resulting increase in quality control. Astris s.r.o. can manufacture up to 100kW of anodes and cathodes of capacity per year with one shift. The Company is continuing development work on evolving the AFC framing method to upgrade the existing hand assembled method to an injection molded method to curtail the existing manufacturing bottleneck of 3kW of complete fuel cells per month.

In the first qurter, the Company acquired the remaining 70% of the outstanding shares of Astris s.r.o. for a total cost of $2,209,000 through the issuance of 5,000,000 common shares and 5,000,000 warrants that have the right to acquire 5,000,000 common shares expiring January 27, 2008. The exercise prices are as follows; 2,000,000 warrants at CDN$0.90, 2,000,000 warrants at CDN$1.10 and 1,000,000 warrants at CDN$1.30.

The Company hired Fraser Mackenzie in the first quarter as its Canadian Investment Banker through whom the company arranged a bridge financing of $420,000 through a 6% convertible debenture due December 10, 2005. Total net proceeds were $378,000. .

During the third quarter, Gary G. Brandt, formerly Chief Financial Officer of Hydrogenics Corporation joined the Board of Directors. Mr. Brandt is a senior business leader with extensive cross-industry and cross-border experience in alternative energy, telecommunications, and technology. From 2001 to March 2005, he was CFO of Hydrogenics Corporation, a hydrogen and PEM fuel cell technology company based in Toronto. During his tenure, the Company completed a fully marketed equity offering that raised US $62 million with excellent participation from US institutional investors. As well, the Company completed three acquisitions, including the acquisition of Stuart Energy for US $120 million. Mr. Brandt played an instrumental role in the integration of these companies. Business development initiatives launched during his tenure drove a five-fold increase in revenues at Hydrogenics to pro forma US $35 million. During the same period, US institutional ownership of Hydrogenics increased from zero to more than 30 percent.

In the third quarter Astris s.r.o., the wholly owned European subsidiary of Astris Energi Inc., received a grant from the Ministry of Industry and Trade (MPO) of the Czech Republic. The funding will be used to subsidize Astris’ fuel cell development efforts at its Czech based subsidiary.

The amount of funding will be approx. 8,750,000 Czech Crowns (CZK) or approx. USD $0.4 million against anticipated program spending of 17,500,000 CZK or approx. USD$0.8 million over the next 2 ½ years. Every USD $1 spent in the Czech Republic is the equivalent of at least USD $5 spent in North America.

Currently the largest fuel cell grant ever awarded by the MPO in the Czech Republic, it is indicative of the growing global government support for fuel cells. The work will be carried out by the Astris scientific team in cooperation with several leading academic and industrial institutions, including the Institute of Macromolecular Chemistry of the Academy of Sciences of Czech Republic, and the Department of Chemical Technology of University of Pardubice.

In the third quarter , Astris received an initial order for a fuel cell generator and supporting test equipment from Italy’s Electronic Machining s.r.l. (El.Ma). The CDN$0.2 million order includes Astris fuel cells, test equipment, an E8 generator and engineering service fees. The majority of the order will be realized as revenue during 2005. During the second quarter, the company received a deposit against the order of $79,313 representing the Company’s conservative credit policy requiring a 40% deposit on all large orders before beginning production.

Astris Energi Inc. invested into building a pilot production line for its POWERSTACK™ MC250 product at the Astris s.r.o., Vlasim, Czech Republic facility. The facility was originally selected by Astris for both its technical capabilities as well as its significantly lower cost structure. Much of the continued development and ongoing improvement of the company’s AFC technology is carried out there, due to the significant cost savings for labour and overhead. The new project and the government assistance received will ascertain that Astris will maintain its position at the leading edge of fuel cell technology for terrestrial use, in the preferred fields of fuel cell generators, backup power and specialty vehicles such as forklifts and golf cars.

Subsequent to quarter end, the Company hired New York investment house Ardour Capital Investments, LLC to act as its financial advisor and to help raise financing for the Company’s next stage of development. Ardour Capital specializes in the Energy Technology/Alternative Power sectors.

Objectives of Astris Energi

Astris’ mission is to become the leading provider of affordable fuel cells and fuel cell power generators. The company’s near term priority is to achieve the required business partnerships and financing to successfully achieve pilot production leading to commercialization. The Company’s business plan calls for commercialization within three years provided that adequate funding can be secured.

Financial Review

The following is a review of the key performance measurements from the income statement for the nine months ended September30, 2005 and 2004. The 2005 financial and future figures include the operations of the Company’s foreign subsidiary Astris s.r.o. The comparable 2004 figures do not include this subsidiary.

Revenue

For the nine months ended September 30, 2005, revenue from the sale of fuel cells and related products and contract work was $82,725 compared with $17,076 for the same period in 2004. During the first quarter, the company sold its first second generation golf car. It is powered by Astris’ recently completed 1.8kW, Model E7 AFC Generator, which gives double the power and double the acceleration of the original model which was the world’s first alkaline fuel cell powered golf car using hydrogen.

For the three quarters, sales of fuel cells and related products in 2005 amounted to $53,019 in Canada, $24,971 to the United States and $4,735 to the rest of the world; compared with 2004, sales amounted to $3,454 in Canada, $7,991 to the United States and $5,631 to the rest of the world. The main source of revenue in 2005 was from the sale of an alkaline fuel cell powered golf car.

Expenses

For the nine months ended September 30, 2005, expenses totaled $2,489,829 compared with $2,,305,287 for the same period in 2004. The main variances were due to:

(a) an increase in depreciation expense of $264,705. At the beginning of this fiscal year, the Company adopted a new depreciation policy across both of its operating divisions to standardize such charges and to be comparable with other companies in the industry. Depreciation rates for the Company’s various assets are reflected in Note 3. The greatest portion of the amortization, $225,000 is due to the five year amortization of the company’s technology costs of $1,500,000 (see Note 9) acquired from Astris sro.

(b) A reduction of $220,290 due to the forfeiture of an option of a former Director who did not stand up for re-election in October 2004 and the expiry of options for twelve employees and Jiri Nor.

(c) the one-time write off of $149,067 in Astris sro acquisition costs reflecting the cost of financial advice, valuation and legal expenses

(d) An increase in General and Administrative expenses of $287,967 reflecting mostly the addition of the sro subsidiary G&A expenses

(e) a reduction in expenses by $283,900 due to the receipt of Government SRED claims for the prior year in the third quarter

Net Loss for the nine months ended September 30, 2005

Astris reported a net loss of $2,407,104 (a loss of $0.084 per share basic and diluted) for the nine months ended September 30, 2005, compared with a loss of $2,288,211 ($0.110 per share basic and diluted) in 2004. The increase in the loss primarily reflects the increased expenses due to ramping up support for production of its POWERSTACK MC250 and generators.

SUMMARY OF THE RESULTS FOR THE LAST FOUR QUARTERS (see table at end)

Liquidity and Capital Resources

Astris had an operating cash flow deficit of $520,999 in 2005, compared with $1,781,976 in 2004 due to the increase in fees paid in common stock to both related and non-related parties and the increase in depreciation and amortization costs. Pre-acquisition costs as at December 31, 2004 written off in the first half of 2005 resulted in a nominal source of cash of $87,091. The purchase of the foreign subsidiary included net assets of $2,209,000 less cash acquired of $87,091 for a net investment of $2,121,909. Expenses were offset by financings through the 6% convertible debenture of $420,000, the exercise of options for cash proceeds of $31,250 . These financings resulted in a nominal decrease in cash at quarter end of $$12,959, resulting in cash at quarter end of $165,392

In the first three quarters of 2004, the cash flow deficit of $1,781,976 with the purchase of capital assets of $15,005 was offset by private financings of $1,656,138 resulting in a decrease in cash of $140,843 which left a cash balance of $206,942

At quarter end, Astris had $$2,344,795 of assets. This was a significant change from last year‘s assets of $399,528. The major reason was the acquisition of Property, plant, equipment, and technology of $2,092,535 from its foreign subsidiary (see Note 9).

At quarter end, shareholders’ equity was $1,594,044 compared with last year’s shareholders’ equity of $78,563. The major reason for the increase was due to the issuance of additional common shares and warrants of $2,209,000 relating to the purchase of the assets noted above.

The company plans to finance operations including pilot production through the continuing sale of new fuel cells, related products and contract work, new business partnerships with early adopters of the fuel cell, grants from governments in Canada and the Czech Republic and raising bridge financing in preparation for a major institutional financing

The Company’s limited cash position and current working capital requirements mean that the company will require continuing external financing until it becomes cash flow positive through commercialization of one or more of its products.

Off-balance-sheet arrangements

Astris does not have any off-balance sheet arrangements.

Share Capital

Share capital consists of the following:

Authorized:
Unlimited common shares
10,000,000 preferred shares

Issued and Outstanding:
	2005 Common Shares		2004 Common Shares
	#	$	#	$
Balance as at June 30, 2005	33,629,609	8,848,910	21,544,873	4,387,933

Issued in the period ended September 30

- in exchange for consulting and professional fees and expenses from non-related parties	2,233,245	731,555	404,705	233.907

-compensation to employees	139,800	29,209	—	—

-in exchange for consulting and professional fees and expenses from related parties	1,196,140	281,000	565,535	164,700

- issued for cash	—	—	1,814,167	707,495

-net of warrants & options expired and issued		(395,784)	—	(94,227)

Balance as at September 30	37,198,794	9,494,890	24,329.280	5,399,808

Business Risks

Astris is a late-stage development company entering the pilot production phase, and it is therefore difficult to assess its business and future prospects.

Astris to date has been selling fuel cells and related products on a research and demonstration basis rather than a commercial basis. The company commenced pilot production of its POWERSTACK™ MC250 power module in late 2004, leading to commercialization. There are a number of business risks at this stage of development, and within the fuel cell industry generally, as outlined below.

Astris expects to continue to incur net losses in the foreseeable future and therefore may not be able to fully implement its business strategy. The company has been funding research and development and other working capital needs primarily through private investors. Alternate sources of funding have included grants from the government of the Czech Republic, most recently to help fund development of Astris fuel cells and portable power generators; and Canadian government tax programs. Astris has judiciously issued shares in lieu of cash.

Astris may never complete the development of commercially viable fuel cell power products, and if it fails to do so, it will not be able to meet its business and growth objectives. The company has commenced tests of its pilot production in late 2004, to validate its ability to produce its advanced fuel cell in volume, leading to reduced costs.

Astris faces significant competition from other developers and manufacturers of fuel cell products and related products. If it is unable to compete successfully, it could fail to achieve acceptance of its proposed products. Astris’ AFC has some competitive advantages over other alkaline fuel cells and other fuel cell types, including its relatively low cost, higher efficiency, and rapid start-up even in sub-zero temperatures.

Astris, like other fuel cell companies, faces competition for fuel cell power products from developers and manufacturers of traditional power technologies and other alternative power technologies. Each of our target markets is currently served by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as internal combustion engines and turbines, as well as coal, oil, and nuclear powered generators. There are also competitors working on developing technologies including other types of fuel cells, other alterative power technologies, advanced batteries, and hybrid battery/internal combustion engines, which may compete for our target customers. Demand for our products is dependent on continued efforts to commercialize hydrogen-based fuel cell power technologies. If we are unable to compete successfully we could experience a loss of market opportunity and reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.

Astris has no experience manufacturing fuel cell products on a large-scale basis, and if it does not develop adequate manufacturing processes and capabilities, it will be unable to achieve its growth and profitability objectives. Astris contracted an internationally recognized fuel cell specialist, to design and implement the Company’s semi-automatic pilot production facility which was built last year and operating this year. The facility is ably managed by a chemical engineer who has been involved in developing the alkaline fuel cell at Astris s.r.o. since 1995.

Astris’ products may not meet performance expectations in field tests, which could negatively affect its customer relationships and increase its manufacturing costs. The components of its fuel cell products may contain defects or errors that could negatively affect its customer relationships and increase its manufacturing and warranty costs. In internal bench tests, the POWERSTACK™ MC250 has performed at up to 60% over the original design specification and the E8 Portable AFC power generator has operated at an electrical efficiency in excess of 50%. However, these initial results do not guarantee similar performance in future independent field tests.

Astris may not be able to manage successfully the expansion of its operations.
Astris will need to recruit, train and retain key management and other qualified personnel to successfully expand its business. Astris has been gradually expanding its management and technical team to meet customer demand and pilot production requirements. Transition to pilot production is a critical step to meet demand for its products, and validate its ability to produce the POWERSTACK™ MC250 in volume leading to commercialization.

Astris depends on intellectual property and its failure to protect that intellectual property could adversely affect its future growth and success. The company mainly uses trade infringement protection and files for patents as necessary for commercialization.

Astris may be unable to raise sufficient additional capital to pursue its commercialization plans and may be forced to discontinue product development, reduce its sales and marketing efforts or forego attractive business opportunities. The Company’s cash position and working capital requirements mean that the company will require continuing external financing until it becomes cash flow positive through commercialization of one or more of its products. Subsequent to the quarter end, the Company hired Ardour Capital Investments, LLC as its lead investment banker although Fraser Mackenzie is still representing the Company in Canada. The Company is currently searching for additional bridge financing in preparation for a larger institutional financing. A larger financing will be for the sale of corporate securities, the exact nature of which will be determined at a later date.

Outlook

With momentum building worldwide for the adoption of fuel cell technology, Astris is very well positioned with its proprietary technology that leverages the potential for lower initial purchase cost and reduced operations cost when compared with other low temperature fuel cell technologies for 300W to 10kW UPS or back-up power applications. Building on the economic benefits, Astris AFC technology excels in many applications due to quicker startup/shutdown and exceptional environmental tolerance (including sub-zero and high humidity). These qualities differentiate Astris AFC technology in many applications including areas of portable, stationary, and transportation market segments.

The Company’s success in achieving its objectives of commercialization and profitability is dependent on the success of its directors and principal shareholders in raising long-term financing from third parties leading to the successful commercialization of the Company’s POWERSTACK™ MC250 power module and one or more models of its power generator and attaining profitable operations. Subsequent to quarter end, the Company hired New York investment house Ardour Capital Investments, LLC to act as its financial advisor and to help raise financing for the Company’s next stage of development.

The Company has a business plan to achieve commercialization within three years based on the requirement that adequate financing is secured. Priorities for 2005 are to raise additional funding as the initial stage of a three-year plan to raise at least US$10 million to support its commercialization strategy; to forge business partnerships that will enhance the business, marketing and distribution of Astris technology; and to go from testing the pilot production line to production in the second half of 2005. On October 19, 2004, the company announced that it signed a Cooperation Agreement with Italy’s Electronic Machining s.r.l. (El.Ma.). The Company received an initial order for CDN $0.2 million for a fuel cells, a fuel cell generator and supporting test equipment from El.Ma. in the third quarter. This agreement is consistent with the Company’s business strategy to partner with OEMs in order to enter established markets and develop new applications. Astris is currently in discussions with a number of other potential business partners.

SUMMARY OF THE RESULTS FOR THE LAST EIGHT QUARTERS

	Three months ended	Three months ended	Three months ended	Three months ended	Total
	30-Sept-05	30-Jun-05	31-Mar-05	31-Dec-04
(expressed in $Cdn)

Revenue	6,361	14,183	62,181	71,722	154,447

Expenses	802,412	683,520	1,003,897	1,245,768	3,735,597

(Net Loss)	(796,051)	(669,337)	(941,716)	(1,174,046)	(3,581,150)
-
(Loss per Common Share)	(0.025)	(0.023)	(0.036)	(0.054)	(0.138)

	Three months ended September 30, 2004	Three months ended June 30, 2004	Three months ended March 31, 2004	Restated three months ended December 31, 2003
(expressed in $Cdn)

Revenue	12,805	10,066	11,693	(71,709)

Expenses	1,028,601	701,594	592,580	1,504,280

(Net loss)	(1,015,796)	(691,578)	(580,887)	(1,575,989)

(Loss per common shares	(0.048)	(0.033)	(0.029)	(0.089)